UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2025

Duncan Moir
President
21Shares XRP ETF
c/o 21Shares US LLC
477 Madison Avenue, 6th Floor
New York, NY 10022

Re: 21Shares XRP ETF
Amendment No. 4 to Registration Statement on Form S-1
Filed November 20, 2025
File No. 333-282942

Dear Duncan Moir:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 18, 2025 letter.

Amendment No. 4 to Registration Statement on Form S-1

General

1. We note your disclosure on pages 88 and 95 that on December 17, 2024, the Trust issued to Ripple Markets 10,000,000 Shares in exchange for 100,000,000 XRP. Please expand your disclosure to convert the aggregate purchase price of 100,000,000 XRP into USD on an aggregate and per share basis. Please also provide disclosure regarding this sale in the prospectus summary and under *Recent Sales of Unregistered Securities* as required by Item 701 of Regulation S-K. In addition, please disclose in your summary any relationship or affiliation between Ripple Markets and Ripple Labs and revise your beneficial ownership disclosure on page 95 to identify the natural

person(s) with voting and dispositive control over the shares held by Ripple Markets and to disclose a business, mailing or residence address as required by Item 403(a) of Regulation S-K.

<u>XRP, XRP Markets and Regulation of XRP, page 58</u>

2. We note your various references to bitcoin in describing XRP and the XRP Ledger in this section. Please add disclosure comparing the aggregate value of outstanding XRP to that of bitcoin.

<u>Notes to the Financial Statements</u>
<u>Note 4. Trust Expenses, page F-11</u>

3. You disclose here that the Sponsor Fee of 0.25% per annum is accrued daily and paid in XRP. On pages 6 and 74, you indicate that the Sponsor Fee is 0.50%, accrued daily and payable in XRP weekly in arrears. Please address the following:
   - Please reconcile for us the inconsistency between the 0.25% and 0.50% disclosed rates.
   - It appears that the Sponsor Fees recorded were significantly greater than the annual rates disclosed. Please clarify for us what the historical rate was and when the rate changed or will change.

Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Allison Fumai